UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of September 2018

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

Item 1:	Form 6-K dated September 6, 2018 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: September 6, 2018

Item 1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Grant of options to the Eligible Employees under the Tata Motors Limited Employees Stock Option Scheme 2018 (“the Scheme”)

September 6, 2018, Mumbai: Pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, please be informed that pursuant to the authority granted by the members at the Seventy-Third Annual General Meeting of the Company held on August 3, 2018, the Nomination and Remuneration Committee (“NRC”) of the Board of Directors have on September 6, 2018 approved grant of aggregate 49,95,690 Options to the Eligible Employees of the Company under the Scheme, the details of the same are provided herein below:

Sr. No.	Particulars	Details
a)	Brief details of options granted	In aggregate 49,95,690 Options have been granted to the employees in the levels of LC, L1 and L2.

b)	Whether the scheme is in terms of SEBI (SBEB) Regulations, 2014 (if applicable)	The Scheme is in compliance with the SEBI (Share Based Employee Benefits) Regulations, 2014 and the above grant shall be governed by the terms and conditions of the Scheme.

c)	Total number of shares covered by these options	The said options carry right to apply for equivalent number of Ordinary Shares of the Company of the face value of ₹2 each subject to the terms and conditions of vesting mentioned in the Scheme.

d)	Pricing Formula	The Exercise Price for the Options granted shall be ₹345/- (Rupees Three Hundred and Forty Five Only) per Ordinary Share, which is based on the 90 days average market price of the Company’s Ordinary Shares as of May 23, 2018 (the date of approval of the Scheme by NRC and Board).

e)	Options vested

The Options would vest in three tranches i.e. June 30, 2021, June 30, 2022 and June 30, 2023. The NRC may extend the Vesting Date for the Options to Vest by a period not more than 2 months

The Options shall vest with the employees subject to continuing employment with the Company or any Tata Company on the Company achieving certain performance matrices as contained in the Scheme.

f)	Time within which option may be exercised	The Exercise Period would commence from the date of vesting of Options and will expire at the end of one year from the date of vesting of options. NRC may extend the Exercise Period by a further period not exceeding two years, as it may deem fit.

g)	Options Exercised	N.A

Sr. No.	Particulars	Details
h)	Money realized by exercise of options	N.A.

i)	Total number of shares arising as a result of exercise of option	N.A

j)	Options lapsed	N.A

k)	Variation of terms of options	N.A

l)	Brief details of significant terms

•  Employees falling in the levels of LC, L1 and L2 by way of new appointments or promotions over the next 3 years i.e. by July 1, 2021 and select L3 would also be granted Options as may be determined by the NRC.

•  The Scheme also provides for the manner in which Options would be dealt with in case of death, permanent incapacity, resignation, termination, retirement, abandonment, transfer of the Participant to a Tata Company and in case of Participant taking Long Leave.

•  The Options and Exercise Price may be adjusted for any Corporate Action(s) announced by the Company prior to the Exercise Period pertaining to the relevant Options, as may be decided by the Board/NRC.

•  The Shares that would be allotted pursuant to the Exercise of the Vested Options would not be subject to lock-in.

m)	Subsequent changes or cancellation or exercise of such options	N.A

n)	Diluted earnings per share pursuant to issue of equity shares on exercise of options.	Options are dilutive when they result in the issue of ordinary shares for less than the average market price of ordinary shares during the period. Based on the market price as on date, these are not considered to be dilutive.

This is for the information of the exchange and the members.

About Tata Motors

Tata Motors Limited (BSE: TATAMOTORS), a USD 45 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. Part of the USD 100 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 76 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, the UK, Italy and Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information

Tata Motors Corporate Communications E-mail: indiacorpcomm@tatamotors.com

Tel: +91 22-66657613 www.tatamotors.com

Safe Harbor: Statements included herein may constitute “forward-looking statements”. Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.